Exhibit 99.2

Dehaier Medical Systems Announces First Half 2014

Financial Results

Company to Conduct Conference Call at 8:30 a.m. EDT on October 17, 2014

BEIJING, October 17, 2014 -- Dehaier Medical Systems Ltd. (Nasdaq: DHRM) ("Dehaier" or the "Company"), an emerging leader in the development, assembly, marketing and sale of medical devices and homecare medical products in China, today announced its financial results for the six months ended June 30, 2014.

Mr. Ping Chen, Chief Executive Officer of Dehaier, stated, “Our first half of 2014 results reflected continuing headwinds facing the China economy, intensifying competition in our market segments of medical device distribution, and more importantly our proactive efforts to restructure and devote ourselves to the promotion of the sleep respiratory solution systems. While these challenges are likely to continue in the near future, we are very excited about the prospects of our business as we continue to make significant progress in some of the key areas. This June, we acquired all four CFDA certificates needed for our wearable sleep respiratory solution system. However it was approximately six months later than we expected, so the new business segment’s contribution to our half-year performance is a few months behind schedule. We then spent three months preparing and scheduling the official launch right after we obtained all four CFDA certificates. In early October, we were excited to announce that the systems have been successfully introduced to 28 hospitals and medical examination centers across major cities in China. We are deploying marketing and sales strategies for the solutions into hospitals and private medical examination centers in 25 provinces nationwide and in each province we are planning to feature our systems in several 3A hospitals as example hospitals, which we expect to play an important role in driving adoption rates in more hospitals of the region. In the fourth quarter of 2014, we expect to build on this momentum in introducing our systems into more medical facilities.”

Mr. Chen continued, “We expect 2014 to be a transformational year for Dehaier as we continue to restructure our existing businesses and invest heavily in the wearable sleep respiratory solutions for OSAS. With our sleep respiratory business starting to take off, we expect to see further growth in the coming years and deliver significant long-term returns for our shareholders.”

Recent Developments

•	In January 2014, the Company received approval from the China Food and Drug Administration (“CFDA”) for its second generation DHR998 Sleep Diagnostic Device; and the Company received an “A” credit rating from Beijing Zhongguancun Enterprises Credit Promotion Association.

•	In February 2014, the Company renewed its exclusive distribution right with Timesco for Timesco’s CLX laryngoscope products.

•	In February 2014, the Company sold 734,700 shares of its common stock at a price of $9.12 per share and warrants to purchase an aggregate of 220,410 shares of common stock with an exercise price of $11.86 per share to institutional investors in a registered offering. The warrants may be exercised for forty-two months from the date of issuance. The Company also issued warrants to purchase 73,470 shares of common stock to the placement agent with substantially the same terms as the investor warrants. Net proceeds for the Company from the registered offering was approximately $6.1 million.

•	In April 2014, the Company served as the exclusive product-appointed distribution agent for some of the world’s leading medical companies in bidding for multiple government procurement projects in China, and the Company became an authorized agent of Olympus (Beijing) Sales & Service Co., Ltd. to supply its electronic gastroscope and electronic bronchoscope products for several medical device procurement projects funded by the Chinese government.

•	In June 2014, the Company received approval from the CFDA for its Morpheus Ox software, and the Company obtained a software copyright certificate for its Tele-Consultation Management System V1.0 from China’s State Copyright Bureau and a software product register and test report from the Software Testing Center of China’s State Information Center. The Company also showcased its Morpheus Ox System and work station at the 8th Biennial Chinese Sleep Research Society Conference which took place in Beijing from June 13-15, 2014.

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•	In July 2014, the Company showcased its current line of sleep respiratory solutions at the 5th Chinese Sleep Medicine Congress which took place in Nanchang, Jiangxi Province from July 11-13, 2014;

•	In August 2014, the Company began to provide its Sleep Respiratory Solutions to its first wave of customers in 3A hospitals across major cities in China. The Sleep Respiratory Solutions and products will allow doctors to provide OSAS diagnosis, early intervention treatment, treatment evaluation and other related services for OSAS patients.

•	In September 2014, the Company announced that it cooperated with several large medical enterprises in multiple medical equipment procurement projects for top-tier hospitals in China and successfully secured purchase orders of medical equipment including anesthesia machines, defibrillators, color doppler ultrasound machines, magnetic resonance imaging machines, computed tomography machines and video bronchoscopes. The projects totaled $11 million, including the projects on which the Company submitted bids.

•	In October 2014, the Company announced that 22 hospitals and 6 medical examination centers in Beijing, Shanghai, Tianjin, Henan, Shandong, Shanxi, and Gansu provinces had introduced its wearable sleep respiratory technology systems that provide OSAS diagnosis, CPAP treatment, curative effect evaluation and other related services.

First Half 2014 Financial Results

	For the Six Months Ended June 30,
	2014*	2013*	% Change
Revenues	$6.28	$8.33	-24.60%
Medical devices	$6.26	$7.14	-12.30%
Respiratory and oxygen homecare	$0.02	$1.19	-98.30%
Gross margin	33.50%	39.20%	-14.50%
Net income attributable to Dehaier	$1.40	$1.53	-8.90%
Diluted earnings per share	$0.26	$0.33	-21.20%

* All monetary figures other than diluted earnings per share are in millions of US dollars.

Revenues

Total revenues decreased by 24.6% from $8.33 million for the six months ended June 30, 2013 to $6.28 million for the six months ended June 30, 2014. The decrease in total revenues was mainly due to our continued effort to restructure our respiratory and oxygen homecare business and develop our sleep respiratory business.

Although overall revenues decreased, we saw several positive signs. During the first half of 2014, revenues from our government procurement business continued growth. As we continue to allocate additional resources to the sleep respiratory business, we expect it to be an important growth driver for the Company in the near future.

Gross Profit

Our gross profit decreased by 35.7% from $3.27 million for the six months ended June 30, 2013 to $2.10 million for the same period of 2014. Gross margin for the first half of 2014 was 33.5%, compared to that of 39.2% for the first half of 2013 as a result of revenues declining at a faster rate than cost of revenues. As our higher margin sleep respiratory business develops, we expect upticks in overall growth margin in coming quarters.

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SG&A Expenses

Total operating expenses increased by 50.79% from $1.43 million for the six months ended June 30, 2013 to $2.16 million for the six months ended June 30, 2014, mainly due to a $0.74 million, or 85.2%, increase in general and administrative expenses as a result of our heightened research and development effort in our sleep respiratory business as well as increase in professional service fees.

Operating Income

Operating income for the six months ended June 30, 2014 was $0.03 million, compared to $1.91 million for the same period of 2013. The decrease in operating income was mainly due to combined result of declines in revenues and increase in general and administrative expenses.

Change in the Fair Value of Warrants Liability

Our first half 2014 results also benefitted from a decrease of approximately $1.53 million in the fair value of warrants liability as a result of changes in the price of our common shares.

Net Income

As a result of the foregoing, net income decreased by 9.3% from $1.52 million for the six months ended June 30, 2013 to $1.38 million for the same period of this year. After deducting non-controlling interest, net income attributable to Dehaier was approximately $1.40 million, or $0.26 per diluted share, for the six months ended June 30, 2014, compared to $1.53 million, or $0.33 per diluted share, for the same period of last year.

Financial Condition and Cash Flows

As of June 30, 2014, the Company had cash and cash equivalents of $4.28 million, an increase of $1.69 million from $2.59 million as of the end of 2013. Net cash provided by operating activities was $0.38 million for the six months ended June 30, 2014, compared to net cash used in operating activities of $1.08 million for the same period of last year. Net cash used in investing activities was $4.73 million for the six months ended June 30, 2014, compared to $1.12 million for the same period of last year. The increase in net cash used in investing activities was mainly due to increase in fixed assets purchases associated with our sleep respiratory business. Net cash provided by financing activities was $6.06 million for the six months ended June 30, 2014, compared to $0.003 million for the same period of last year, mainly due to net proceeds of approximately $6.07 million from the registered offering we consummated in February 2014.

Conference Call and Webcast

The Company will host an earnings conference call covering its first half 2014 financial results at 8:30 a.m. EDT on Friday, October 17, 2014, which is also 8:30 p.m. in Beijing on Friday, October 17, 2014. Interested parties may access the call by dialing:

Live Participant Dial In (From China):	+86-10-59321988
Live Participant Dial In (From USA):	+1- 866-332-6005
Code:	71944058

For those unable to dial-in, the call will be available as a live, listen-only webcast on our website at http://www.dehaier.com.cn or http://www.media-server.com/m/p/j3qnxndf. .

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, assembly, marketing and sale of medical products, including medical devices and wearable sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier's technology is based on six patents and eleven software copyrights. More information may be found at http://www.dehaier.com.cn.

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Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Dehaier Medical Systems Limited

Janice Wang

+86 10-5166-0080

wangxq@dehaier.com.cn

Weitian Investor Relations

Tina Xiao

917-609-0333

Tina.xiao@weitian-ir.com

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

 (UNAUDITED)

	June 30,	December 31,
	2014	2013
	US$	US$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4,276,136	2,592,945
Accounts receivable
-less allowance for doubtful accounts of $938,540 and $935,865	12,422,339	12,616,694
Contract Deposits	2,091,712	2,373,651
Other receivables
-less allowance for doubtful accounts of $598,747 and $598,747	2,577,863	756,205
Other receivables-related party	87,000	-
Advances to Suppliers	5,008,814	7,077,275
Prepayment and other current assets	4,316,041	5,597,984
Inventories, net	6,735,235	4,914,083
Tax receivable	679,001	372,935
Deferred tax asset	123,560	125,676
Total Current Assets	38,317,701	36,427,448

Deposits for purchase of property, plant and equipment	2,829,989	-
Property and equipment, net	4,766,368	3,164,065
Intangible assets, net	2,500,472	2,616,349
Total Assets	48,414,530	42,207,862

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,436,000	2,477,715
Accounts payable	202,042	86,804
Advances from customers	374,170	317,947
Accrued expenses and other current liabilities	443,867	494,574
Taxes payable	473,842	82,750
Warranty obligation	342,723	348,591
Total Current Liabilities	4,272,644	3,808,381

OTHER LIABILITIES
Warrants liability	1,891,397	720,857
Total Liabilities	6,164,041	4,529,238

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 5,616,700 and 4,668,000 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	15,340	12,749
Additional paid in capital	17,661,645	13,752,187
Retained earnings	19,541,756	18,143,344
Accumulated other comprehensive income	3,264,629	3,950,071
Total Dehaier Medical Systems Limited shareholders' equity	40,483,370	35,858,351
Non-controlling interest	1,767,119	1,820,273
Total equity	42,250,489	37,678,624
Total liabilities and equity	48,414,530	42,207,862

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	Six Months Ended
	June 30	June 30
	2014	2013
Revenue	6,277,260	8,325,382
Costs of revenue	(4,177,210)	(5,059,745)
Gross profit	2,100,050	3,265,637
Service income	104,919	99,357
Service expenses	(13,842)	(18,195)
General and administrative expense	(1,607,724)	(868,262)
Selling expense	(552,443)	(564,315)
Operating Income	30,960	1,914,222
Financial expenses	(63,955)	(77,863)
Change in fair value of warrants liability	1,527,835	(4,413)
Income before provision for income tax and non-controlling interest	1,494,840	1,831,946
Provision for income tax	(118,995)	(314,883)
Net income	1,375,845	1,517,063
Non-Controlling interest in loss	22,568	17,353
Net income attributable to Dehaier Medical Systems Limited	1,398,413	1,534,416
Net income	1,375,845	1,517,063
Foreign currency translation adjustments	(685,441)	491,145
Comprehensive income	690,404	2,008,208
Comprehensive income attributable to the non-controlling interest	53,154	(16,129)
Comprehensive income attributable to Dehaier Medical Systems Limited	743,558	1,992,079
Earnings per share
-Basic	0.26	0.33
-Diluted	0.26	0.33
Weighted average number of common shares used in computation
-Basic	5,321,968	4,620,000
-Diluted	5,419,026	4,642,383

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended
	June 30,
	2014	2013
	US$	US$
Cash flows from operating activities

Net income	1,375,845	1,517,063
Adjustments to reconcile net income to net cash (used in) operating activities
Stock-based compensation expense	349,576	43,737
Depreciation and amortization	301,341	300,840
Change in fair value of warrants liability	(1,527,835)	4,413
Provision for doubtful accounts	18,481	27,224
Provision for inventory obsolescence	77,096	-
Changes in assets and liabilities:
Increase in accounts receivable	(36,590)	(812,221)
Decrease (Increase) in prepayments and other current assets	3,156,478	(3,268,571)
(Increase)Decrease in other receivables	(1,567,908)	215,084
Increase in inventories	(1,986,022)	(18,953)
Increase in tax receivable	(313,171)	(3,839)
Increase in accounts payable	117,009	840
Increase in advances from customers	61,740	95,181
(Decrease) Increase in accrued expenses and other current liabilities	(42,641)	285,657
Increase in taxes payable	393,525	538,466
Net cash provided by (used in) operating activities	376,924	(1,075,079)

Cash flows from investing activities
Capital expenditures including deposits for property, plant and equipment	(4,726,762)	(1,115,276)
Net cash used in investing activities	(4,726,762)	(1,115,276)

Cash flows from financing activities
Proceeds from bank loan	2,944,000	2,413,250
Repayment of bank loan	(2,948,700)	(2,410,176)
Net proceeds from issuance of common stock	6,066,546	-
Net cash provided by financing activities	6,061,846	3,074

Effect of exchange rate fluctuations on cash and cash equivalents	(28,817)	25,197

Net Increase (decrease) in cash and cash equivalents	1,683,191	(2,162,084)

Cash and cash equivalents at beginning of period	2,592,945	3,505,330

Cash and cash equivalents at end of period	4,276,136	1,343,246

Supplemental cash flow information
Income tax paid	69,769	231,371
Interest paid	83,130	76,187
Uncollected option exercise proceeds recorded as other receivables and other receivables-related party	110,200	-

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